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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 PlanetCAD Inc.
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             (Exact Name of Registrant as Specified in Its charter)


                Delaware                                  84-1035353
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  (State of Incorporation or Organization)             (I.R.S. Employer
                                                      Identification no.)

2520 55th Street, Suite 200, Boulder, Colorado               80301
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   (Address of Principal Executive Offices)                (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. /X/                                   box. / /


Securities Act registration statement file number to
which this form relates:
                                                                 ---------------
                                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         to be so Registered                  Each Class is to be Registered
         -------------------                  ------------------------------


   Preferred Stock Purchase Rights                American Stock Exchange
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Securities to be registered pursuant to Section 12(g) of the Act:      None

                                       N/A
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                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Board of Directors of PlanetCAD Inc. has adopted a stockholder rights plan and caused to be issued, with each share of PlanetCAD common stock outstanding on March 21, 2002, one preferred share purchase right (a "Right"). Each Right will entitle the registered holder to purchase from PlanetCAD one one-thousandth of a share of Series A Junior Participating Preferred Stock of PlanetCAD (the "Junior Preferred") at a price of $5.00 per one one-thousandth of a share of Junior Preferred (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 11, 2002 (the "Rights Agreement") between PlanetCAD and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"). The following is a summary of the Rights only and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is being filed herewith with the Securities and Exchange Commission (the "Commission").

         Initially, the Rights will be attached to all certificates representing shares of common stock outstanding on March 21, 2002, and no separate certificates evidencing the Rights will be distributed. The Rights will separate from the common stock and Rights certificates will be distributed upon the earlier to occur of:

         o 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the "Stock Acquisition Date"), or

         o 10 business days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of common stock, the earlier of such dates being called the "Distribution Date".

         Until the Distribution Date:

         o the Rights will be evidenced by the common stock certificates, and will be transferred with and only with the common stock certificates, and

         o the surrender for transfer of any common stock certificates will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 8, 2012, unless earlier redeemed or exchanged by PlanetCAD as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors of PlanetCAD, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

         If a Person becomes the beneficial owner of 15% or more of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which at least


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two-thirds of the Board of Directors determine to be fair to and otherwise in the best interests of PlanetCAD and its stockholders), each holder of a Right will, after the end of a redemption period referred to below, have the right to exercise the Right by purchasing, for an amount equal to the Purchase Price, common stock (or, in certain circumstances, cash, property or other securities of PlanetCAD) having a value equal to two times such amount. Notwithstanding any of the foregoing, following the occurrence of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Rights are not exercisable, however, following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by PlanetCAD as set forth below.

         For example, at a Purchase Price of $5.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $10.00 worth of common stock (or other consideration, as noted above) for $5.00. Assuming that the common stock had a per share value of $2.50 at such time, the holder of each valid Right would be entitled to purchase four shares of common stock for $5.00.

         If, at any time following the Stock Acquisition Date,

         o PlanetCAD is acquired in a merger or other business combination transaction in which PlanetCAD is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or

         o 50% or more of PlanetCAD's assets or earning power is sold or transferred,

each holder of a Right (except Rights which previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price (E.G., common stock of the acquiring company having a value of $10.00 for the $5.00 Purchase Price).

         At any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of PlanetCAD may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

         The Purchase Price payable, and the number of one one-thousandths of a share of Junior Preferred or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution:

         o in the event of a stock dividend on, or a subdivision, combination or reclassification of the Junior Preferred;

         o upon the grant to holders of the Junior Preferred of certain rights or warrants to subscribe for Junior Preferred or convertible securities at less than the current market price of the Junior Preferred; or

         o upon the distribution to holders of the Junior Preferred of evidences of indebtedness, cash (excluding regular quarterly cash dividends) or assets (other than a dividend payable in Junior Preferred, but including any dividend payable in stock other than Junior Preferred) or of subscription rights or warrants (other than those referred to above).


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         The Rights Agreement provides that the number of outstanding Rights shall adjust in the event of a stock dividend on PlanetCAD's common stock payable in shares of PlanetCAD common stock or subdivisions, consolidations or combinations of PlanetCAD's common stock occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractions of Junior Preferred which are integral multiples of one one-thousandth of a share of Junior Preferred, which may, at PlanetCAD's election be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred on the last trading day prior to the date of exercise.

         Upon any liquidation (voluntary or otherwise), dissolution or winding up of PlanetCAD, no distribution shall be made to the holders of shares of PlanetCAD stock ranking junior to the Junior Preferred unless, prior thereto, the holders of shares of Junior Preferred shall have received $5.00 per one one-thousandth share, plus any unpaid dividends and distributions payable thereon, whether or not declared, to the date of such payment (the "Junior Preferred Liquidation Preference").

         Following the payment of the full amount referred to in the preceding paragraph, no additional distributions shall be made to the holders of Junior Preferred unless, prior thereto, PlanetCAD's common stockholders shall have received an amount per share equal to the quotient obtained by dividing the Junior Preferred Liquidation Preference by 1,000.

         Each whole share of Junior Preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Corporation. In the event of any merger, consolidation or other transaction in which outstanding shares of PlanetCAD common stock are converted or exchanged, each share of Junior Preferred will be entitled to receive 1,000 times the amount received per share of PlanetCAD common stock. These rights, and the rights described in the preceding two paragraphs, are protected by customary anti-dilution provisions.

         In general, the Board of Directors of PlanetCAD may cause PlanetCAD to redeem the Rights in whole, but not in part, at any time during the period commencing on March 8, 2002, and ending on the 10th business day following the Stock Acquisition Date, as such period may be extended or shortened by the Board of Directors of PlanetCAD (the "Redemption Period"), at a price of $.0001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors of PlanetCAD). After the redemption period has expired, PlanetCAD's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving PlanetCAD and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors of PlanetCAD ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0001 redemption price per Right.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of PlanetCAD, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to stockholders or to PlanetCAD, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of PlanetCAD or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of PlanetCAD prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of PlanetCAD in order to cure any ambiguity, defect or inconsistency or to make changes that do not adversely affect the interests of holders of Rights


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(excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED HOWEVER, no amendment may be made to adjust the time period governing redemption or modify the ability (or inability) of the Board of Directors to redeem the Rights at such time as the Rights are not redeemable.

         A copy of the Rights Agreement is being filed with the Commission herewith as Exhibit 4.1, and a copy of the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock setting forth the terms of the Junior Preferred is being filed with the Commission herewith as Exhibit 4.2. A copy of the form of Rights Certificate is attached as Exhibit C to the Rights Agreement. A copy of the Rights Agreement is available free of charge from PlanetCAD. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference. The Rights are being registered hereby under the Securities Exchange Act of 1934, as amended. In the event that the Rights become exercisable, PlanetCAD will register the shares of Junior Preferred for which the Rights may be exercised, in accordance with applicable law.

ITEM 2.  EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

         4.1 Rights Agreement, dated as of March 11, 2002 between PlanetCAD Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. The Rights Agreement includes as Exhibit C the form of Rights Certificate.

         4.2 Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State on March 11, 2002.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                              PlanetCAD Inc.



Date:  March 11, 2002                         By:    /s/  Joy Godesiabois
                                                 -------------------------------
                                              Name:  Joy Godesiabois
                                                   -----------------------------
                                              Title: Chief Financial Officer
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                                  EXHIBIT INDEX

Exhibit No.  Description                                                    Page
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   4.1       Rights Agreement, dated as of March 11, 2002 between
             PlanetCAD Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent. The Rights Agreement includes as
             Exhibit C the form of Rights Certificate.

   4.2 Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State on March 11, 2002.



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